UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Registered Direct Offering and Concurrent Private Placement

China Xiangtai Food Co., Ltd. (the “Company”) entered into a certain securities purchase agreement dated January 28, 2022, as amended on January 30, 2022 (the “Purchase Agreement”) with certain non-affiliated investors (the “Purchasers”) pursuant to which the Company agreed to sell 18,124,400 ordinary shares (the “Shares”), par value US$0.01 per share, in a registered direct offering, and warrants to purchase up to 18,124,400 ordinary shares (the “Warrants”) in a concurrent private placement, for gross proceeds of US$16,130,716 million. The purchase price for each Share and the corresponding Warrant is US$0.89. The Warrants will be exercisable 60 days from the date of issuance and have an exercise price of US$1.008 per share. The Warrants will expire five years from the date of issuance. Each Warrant is subject to anti-dilution provisions to reflect share dividends and splits or other similar transactions, as described in the Warrants.

Pursuant to the Purchase Agreement, the Shares will be issued to the Purchasers in a registered direct offering (the “Registered Direct Offering”) and registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-238700), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2020 and declared effective by the SEC on July 7, 2020 (the “Shelf Registration Statement”). The Company filed the prospectus supplement for the Registered Direct Offering on January 31, 2022.

Pursuant to the Purchase Agreement, the Company will issue the Warrants to the Purchasers in a concurrent private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 provided in Regulation S promulgated thereunder (the “Private Placement,” and together with the Registered Direct Offering, the “Offering”).

The Company agreed in the Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for sixty (60) days following the closing of the Offering subject to certain exceptions. The Company also agreed that it will not issue any ordinary shares or ordinary share equivalents involve in a Variable Rate Transaction (as defined in the Purchase Agreement) until no Purchaser holds any of the Warrants.

The Company has agreed to file and maintain with the SEC a registration statement to register the Warrants within 45 calendar days from the closing of the Offering and to use commercially reasonable efforts to cause such registration statement to become effective within 75 calendar days following the closing of the Offering.

The Offering was conducted pursuant to a placement agency agreement, dated January 28, 2022, as amended on January 30, 2022 (the “Placement Agency Agreement”), between the Company and Univest Securities, LLC (the “Placement Agent”). The Placement Agent has agreed to use its “reasonable best efforts” to solicit offers to purchase the Shares and the Warrants. The Placement Agent has no obligation to purchase any of the Shares or the Warrants or to arrange for the purchase or sale of any specific number or dollar amount of Shares or Warrants. The Company has agreed to pay the Placement Agent a total cash fee equal to five point five percent (5.5%) of the aggregate gross proceeds raised in this Offering. The Company has also agreed to reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, US$75,000. The Company further agrees that, in addition to the expenses payable to the Placement Agent, it shall pay the Placement Agent a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds raised in this Offering. Additionally, the Company has agreed to issue to the Placement Agent warrants (the “Placement Agent Warrants”) for the purchase of 906,220 ordinary shares (equal to 5% of the aggregate number of shares sold to the Purchasers in this Offering), with an exercise price of US$0.89 per share (equal to 100% of the Share offering price in the Registered Direct Offering). The Placement Agent Warrants have a term of five years from the commencement of sales of the Offering and are first exercisable six months after the closing of the Offering.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 10% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for ninety (90) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for new business assessment and acquisition, product research and development, marketing and business development, and working capital and general business purposes. The Offering closed on February 2, 2022.

Copies of the form of the Purchase Agreement, form of the amendment to the Purchase Agreement, form of Lock-Up Agreement, form of Warrant, the Placement Agency Agreement, the amendment to the Placement Agency Agreement and form of Placement Agent Warrants are attached hereto as Exhibits 99.1, 99.2, 99.3 99.4, 99.5, 99.6, and 99.7 respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrants and the Placement Agency Agreement are subject to, and qualified in their entirety by, such documents.

On January 31, 2022 and February 2, 2022, the Company issued a press release announcing the Offering and the closing of the Offering, respectively. Copies of the press releases are attached hereto as Exhibit 99.8 and 99.9 and are incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman Islands counsel Mourant Ozannes is attached hereto as Exhibit 5.1.

EXHIBIT INDEX

Exhibit No.	Description

5.1	Legal opinion of Mourant Ozannes, Cayman Islands counsel of the Company
99.1	Form of Securities Purchase Agreement
99.2	Form of Amendment No. 1 to the Securities Purchase Agreement
99.3	Form of Lock-up Agreement
99.4	Form of Warrant
99.5	Placement Agency Agreement, dated January 28, 2022, by and between the Company and Univest Securities, LLC
99.6	Amendment No. 1 to the Placement Agency Agreement, dated January 30, 2022, by and between the Company and Univest Securities, LLC
99.7	Form of Placement Agent Warrants
99.8	Press release, dated January 31, 2022
99.9	Press release, dated February 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2022	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board